Exhibit V

DESCRIPTION OF THE REGISTRANT

AND RECENT DEVELOPMENTS

NORDIC INVESTMENT BANK

The Nordic Investment Bank (“NIB” or “the Bank”) was established as an international financial institution by the founding members Denmark, Finland, Iceland, Norway and Sweden (the “Nordic countries”) to provide medium and long-term loans and guarantees. The Bank commenced operations on August 2, 1976.

NIB’s ownership base was expanded to include Estonia, Latvia and Lithuania through an agreement (the “2004 Agreement”), which came into force on January 1, 2005 following ratification by Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden (the “Member countries”). Since January 1, 2005, NIB has been governed by the provisions of the 2004 Agreement and the statutes (the “Statutes”) as amended from time to time. NIB represents one aspect of the tradition of cooperation among governments, organizations, companies and individuals in the Member countries stemming partly from their common heritage and geographical proximity. See “History of NIB – Cooperation of Member Countries.”

NIB finances projects that promote productivity gains and environmental benefits for the Nordic and Baltic countries – in order to support a prosperous and sustainable Member country region. For a breakdown of NIB’s outstanding loans, see “Lending Operations of NIB – Ordinary Loans” and “Loans under Special Lending Programs.” For a description of the mission and mandate, including the credit policies followed in NIB’s lending activities, see “Lending Operations of NIB – Credit Policy.”

The 2004 Agreement provides NIB the privileges and immunities common to international financial institutions (“IFIs”), such as inviolability of its premises, protection from search and seizure of its property and assets, protection from pre-judgment remedies, and broad tax exemptions. For further information, see “Legal Status.”

NIB finances its operations from the capital paid in by Member countries, retained earnings and by borrowing on the international capital markets. For more details see “Capitalization and Reserves,” “Funded Debt” and “Treasury Operations.”

NIB’s principal office is located at Fabianinkatu 34, Helsinki, Finland (postal address: P.O. Box 249, FI-00171 Helsinki, Finland). Its telephone number is +358-10-618001 and its internet address is http://www.nib.int (reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only; information found at this website is not incorporated by reference in this document).

Statutory Purposes

The purpose of NIB, according to the 2004 Agreement and the Statutes is to make financing available in accordance with sound banking principles, taking into account socio-economic considerations, to realise investment projects of interest to the Member countries and other countries which receive such financing. NIB is required to make a profit from its operations in order to provide for the accumulation of reserves and a reasonable return on its paid-in capital; however, profit-maximisation is not within its mandate.

Legal Status

Under the 2004 Agreement, NIB has the status of an international legal person with full legal capacity. In particular, NIB has the capacity to enter into agreements, to acquire and dispose of immovable and movable property, and to be a party to legal proceedings before courts of law and other authorities. The 2004 Agreement further states that NIB, as a common international financial institution to the Member countries, has the same status as other legal persons conducting similar operations within and outside the Member countries.

The 2004 Agreement also contains, among others, provisions regarding certain immunities. According to these provisions the Member countries have agreed that actions may be brought against NIB only in a court of competent jurisdiction in the territory of a country in which NIB has established an office, or has appointed an agent for the purpose of accepting service of process, or when NIB has otherwise expressly accepted jurisdiction. Actions may, however, be brought by a Member country or by persons acting for or deriving claims from a Member country only if NIB has given its express consent thereto.

In addition, the 2004 Agreement provides that property and assets of NIB wherever located and by whomsoever held shall be immune from execution of judgment or decree by judicial or administrative authority before such judgment or decree is final. The property and assets of the Bank wherever located and by whomsoever held shall further be immune from search, requisition, confiscation and expropriation by executive or legislative action. The Bank, its property and assets shall also be immune from procedural measures of constraints, such as seizure.

The 2004 Agreement stipulates that the premises and archives of NIB and all documents belonging to it or held by it shall be inviolable.

The 2004 Agreement also states that NIB is exempt from payment restrictions and credit policy measures, which in any manner prevent or impede the fulfillment of its commitments and that NIB, its income, assets and property shall be exempt from all taxation as set forth in the relevant Article. Consequently, NIB shall be exempt from taxes on the purchase and transfer of real estate and securities and on the procurement of goods and services in connection with the official activities of NIB. Lending and borrowing by NIB is also exempt from all taxes and charges of a similar nature.

On October 20, 2010, a revised Host Country Agreement between NIB and the Government of Finland was signed. The agreement confirms NIB´s status as an international organization and further regulates certain privileges and immunities concerning NIB and its staff as well as social security for the staff. The agreement was enacted as a law in Finland and came into force on January 16, 2011.

HISTORY OF NIB

Cooperation of Member Countries

Institutionalized Nordic Cooperation

Cooperation among the Nordic countries encompasses a wide range of activities, including economic policy, development of industrial technology, communications and the harmonization of legal systems. The most important formal basis for Nordic cooperation is the Helsinki Agreement of 1962. This agreement sets out the aims of Nordic cooperation and contains provisions for the Nordic Council and, as subsequently amended, for the Nordic Council of Ministers. The Nordic Council, which was founded in 1952, is a forum for consultation and discussion at the parliamentary level of matters of common interest to the Nordic countries, which may lead to presentation of recommendations to the Nordic Council of Ministers and to the governments of the Nordic countries. The Nordic Council of Ministers, in which each Nordic country has one vote, is empowered to make decisions on matters of cooperation that are considered binding on the governments of the Nordic countries, subject to parliamentary approval in certain matters.

The Baltic countries, Estonia, Latvia and Lithuania, have for several years participated in the Nordic cooperation, for example, by attending the sessions of the Nordic Council and some meetings of the Nordic Council of Ministers.

EFTA and EU

The Nordic countries have steadily broadened their mutual commercial relationships, a development encouraged by the creation in 1960 of the European Free Trade Association (“EFTA”), which established a framework for the development of inter-Nordic trade during the 1960s and 1970s.

Following Denmark’s entry into the European Community (the predecessor to the European Union) in 1973, the other four Nordic countries concluded bilateral free-trade agreements with the European Community in order to promote free trade within the Nordic region. The EFTA member countries, with the exclusion of Switzerland, and the European Union (“EU”) established the European Economic Area (“EEA”), a free trade zone in Europe, effective January 1, 1994.

Effective January 1, 1995, Finland and Sweden became members of the EU, leaving Norway and Iceland as the only Nordic countries that remained members of EFTA. At the introduction of the Euro on January 1, 1999, Finland was the only Nordic country to participate in the economic and monetary union of the EU (“EMU”).

Effective May 1, 2004 Estonia, Latvia and Lithuania became members of the EU. Estonia, Latvia and Lithuania are also members of the EMU. Estonia joined the EMU on January 1, 2011, Latvia on January 1, 2014 and Lithuania on January 1, 2015.

Other forms of cooperation

Nordic cooperation also includes coordination of policy positions in international organizations. Consultations are held regularly on issues arising within the United Nations and the United Nations Commission for Trade and Development. The Member countries are jointly represented in the International Monetary Fund, the International Bank for Reconstruction and Development and other international organizations.

Implications for NIB

Discussions within the Nordic Council and the Nordic Council of Ministers over a number of years led to the establishment of the Nordic Investment Bank (the ”Establishing Agreement”), which was signed on December 4, 1975. The signatories of the Establishing Agreement were Denmark, Finland, Iceland, Norway and Sweden.

The Establishing Agreement and the Statutes of NIB became effective on June 1, 1976, and NIB commenced operations on August 2 of that year.

On September 15, 1981, the Nordic Council of Ministers approved a program to promote Member country cooperation in project exports, primarily to developing countries. The decision, as amended on February 28, 1982, included, as one major element of the program, the creation of a joint financing facility to grant loans and issue loan guarantees (“project investment loans”). The facility became effective on July 1, 1982, and forms currently the main part of NIB’s lending activities outside Member countries. See “Lending Operations of NIB.”

In August 1996, the Nordic prime ministers decided to establish a special environmental loan facility (the “Environmental Investment Loan Facility”) to finance environmental investments in the region neighboring the Nordic countries. The facility was approved by the Nordic Council of Ministers on January 25, 1997, and became effective on August 28, 1997. The facility, which is part of NIB’s lending activities, comprises loans and guarantees to both the public and private sector for financing investments aimed at protecting the environment and reducing cross border pollution in the neighboring area to the Member countries. See “Lending Operations of NIB.”

In November 1997, the Nordic Council of Ministers decided that the legal framework of NIB and its related parties NEFCO and NDF (each, as defined below) should be revised to reflect their status as international organizations.

In relation to NIB, the Nordic countries entered into a novation of the Establishing Agreement on October 23, 1998 (the “1998 Agreement”). The 1998 Agreement came into force on July 18, 1999, and the Establishing Agreement ceased to be effective on the same date.

On January 1, 2005, Estonia, Latvia and Lithuania became members of NIB following a policy decision taken by the Nordic prime ministers in June 2003. The new members have essentially the same rights and obligations as the original members. The 2004 Agreement mandates a new structure for the governance of the Bank, which was fully implemented as of January 1, 2005. On January 1, 2005, NIB introduced an entirely new body, the Board of Governors, which replaced the Nordic Council of Ministers and its functions in the previous legal framework of the Bank. The 2004 Agreement did not change the activities of the Bank.

Implications for NIB’s related parties

On May 19, 1988, the Nordic Council of Ministers decided to establish the Nordic Development Fund (“NDF”), an international financial institution, for financing projects of Nordic interest in developing countries on concessional terms. The establishing agreement of NDF was signed by the five Nordic countries (“NDF member countries”) on November 3, 1988, and NDF commenced operations on February 1, 1989. NDF is a separate legal entity with its own Board of Directors and with a capital base provided by the NDF member countries.

On March 2, 1990, the Nordic Council of Ministers decided to establish the Nordic Environment Finance Corporation (“NEFCO”), an international financial institution, for promoting investments of Nordic environmental interest in Eastern and Central Europe. The geographical scope of NEFCO’s activities was expanded to be global in 2017. NEFCO is a separate legal entity with its own Board of Directors and with a capital base provided by the NEFCO member countries.

According to the constituent documents of NDF and NEFCO, their principal offices shall be located at the principal office of NIB. Furthermore, the Statutes of NDF and NEFCO set out that their Control Committee members appointed by the Nordic Council shall be the same persons as appointed by the Council to the Control Committee of NIB. In addition, the Statutes of NDF and NEFCO set out that the powers vested in their respective Board of Directors may be delegated to the President of the respective organization and /or to NIB. NIB provides administrative services to NDF and NEFCO the compensation of which is disclosed in Note 8 to the Financial Statements included as Exhibit IV to this Report on Form 18-K.

FOREIGN EXCHANGE

As required in Sections 3, 5 and 12 of the Statutes of NIB, the capital of NIB is denominated in Euro, as is its functional and presentation currency.

The following table sets forth for the dates indicated the EUR/USD exchange rate as published by the European Central Bank (the “ECB”). No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

December 31,	Value of 1 EUR in USD

2017	1.1993
2016	1.0541
2015	1.0887
2014	1.2141
2013	1.3791

Unless otherwise specified, amounts in euro contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 EUR being equal to 1.1993 U.S. dollars, which was the EUR/USD exchange rate at December 31, 2017 as set forth in the above table.

As used herein, the terms “Euro”, “euro” and “EUR” refer to euro; “dollars”, “U.S. dollars” and “USD” refer to United States dollars; “British pounds sterling” and “GBP” refer to British pounds sterling; “Australian dollars” and “AUD” refer to Australian dollars; and “Swedish kronor” and “SEK” refer to Swedish kronor.

Any discrepancies in the tables included herein between the amounts and the totals thereof are due to rounding. Furthermore, all percentages are subject to possible rounding differences.

CAPITALIZATION AND RESERVES

The following table sets forth the capitalization of NIB at December 31, 2017. This table should be read in conjunction with the Financial Statements for the fiscal year ended December 31, 2017, and the Notes thereto included as Exhibits III and IV to this Report on Form 18-K.

	Outstanding at
EURO millions	December 31, 2017
Equity:
Authorized and subscribed capital	6,142
Of which callable capital	-5,723
Paid-in capital		419
Statutory Reserve		686
General Credit Risk Fund		1,697
Special Credit Risk Fund PIL		446
Hedging reserve		-3
Profit for the year		211

Total Equity		3,456
Funded Debt		24,000

Total Capitalization		27,456

Authorized Capital Stock

The Board of Governors can, upon a proposal by the Board of Directors of NIB, decide upon an increase in the authorized capital stock of the Bank. To become effective, such a decision usually requires the approval of the parliaments of the Member countries.

The authorized capital stock of the Bank, which initially was approximately EUR 510 million, has been increased several times, most recently in June 2010, when the Board of Governors decided to increase the Bank’s authorized capital by EUR 2,000 million to EUR 6,142 million. The capital increase came into force on February 16, 2011 following confirmation of the increase by all Member countries. The increase was allocated to the callable portion of the authorized capital stock. (The split of NIB’s authorized capital into paid-in capital and callable capital is discussed below under “Paid-in Capital and Callable Capital”).

As stipulated in NIB’s Statutes, any increase of the authorized capital stock is allocated among the Member countries based upon their gross national income (GNI) at market prices as determined from time to time by the Board of Governors. From the establishment of NIB in 1975 until the Baltic countries joined NIB on January 1, 2005, GNI was calculated at factor prices for the Nordic countries as an average of the data from the two most recent years available. Since January 1, 2005, the source for the GNI statistics has been the International Monetary Fund’s International Financial Statistics publication. Allocations of new subscribed capital among the Member countries were fixed at the time of each increase and no adjustments or equalization payments were made with respect to capital already subscribed. Accordingly, and because the GNI among the Member countries has varied over the years, the authorized and paid-in portions of the Member countries’ capital have not been the same.

As of February 16, 2011, the Member countries’ portions of the authorized capital stock of NIB are as follows:

Member country	EUR millions	%
Denmark	1,294	21.1%
Estonia	56	0.9%
Finland	1,088	17.7%
Iceland	58	0.9%
Latvia	82	1.3%
Lithuania	120	2.0%
Norway	1,321	21.5%
Sweden	2,123	34.6%

Total	6,142	100.0%

In 2016, the Bank’s Board of Governors decided to adjust and align NIB’s authorized capital so that each Member country’s share in percentage of paid-in capital and callable capital would equal its share of the authorized capital. The adjustment and alignment also concerns the Member countries’ respective percentage share of statutory guarantee for the Project Investment Loan facility (PIL) and the Environmental Investment Loan facility (MIL). Following the completion of the approval process in each Member country, the changes have entered into force and have been implemented.

Paid-in Capital and Callable Capital

The Statutes provide that NIB’s authorized capital stock shall consist of a paid-in portion and a callable portion. Of NIB’s total authorized capital stock of currently EUR 6,142 million, the paid-in portion amounts to EUR 419 million, which corresponds to approximately 6.8% of the total authorized capital stock of the Bank. All subscribed capital not paid in is subject to call by the Board of Directors of NIB to the extent that the Board deems it necessary for the fulfillment of the Bank’s debt obligations. The Statutes do not require that calls be made pro rata, but it is anticipated that, in the first instance, calls would be made in that manner. Failure by any Member country to make payment on any such call would not excuse any other Member country from its obligation to make payment. No Member country can legally be required on any such call to pay more than the unpaid balance of the callable portion of its subscribed capital. To date no such calls have been made.

In view of NIB’s mission as an institution for regional cooperation, there are no provisions in the 2004 Agreement for admitting additional countries. While a Member country may withdraw by giving notice in accordance with the provisions set forth in the 2004 Agreement, the 2004 Agreement also provides that a withdrawing country must remain liable for those commitments of NIB that were in force at the time of the withdrawal to the same extent as immediately prior to such withdrawal.

Reserves

Under the Statutes, NIB’s annual net profits are to be transferred to a statutory reserve (the “Statutory Reserve”) until such reserve equals 10% of the authorized capital stock of the Bank. Thereafter, the Board of Governors, acting upon the proposal of the Board of Directors of NIB, will determine the allocation of net profits between further transfers to the Statutory Reserve and the payment of dividends to the Member countries.

At December 31, 2017, the Statutory Reserve of NIB amounted to EUR 686 million or 11% of the Bank’s authorized capital. NIB has annually allocated a portion of the respective year’s profit as a general credit risk reserve (the “General Credit Risk Fund”) for unidentified risks in the Bank’s operations. At December 31, 2017, the General Credit Risk Fund amounted to EUR 1,697 million. The General Credit Risk Fund is available to cover losses arising from NIB’s lending portfolio as well as other risks NIB assumes in its business activities, such as the activities of its treasury department. The risks covered with respect to the treasury activities include market risks as well as counterparty risks. For further information in this regard, please see “Risk Management” below. NIB’s Board of Directors has proposed to the Board of Governors that EUR 156.0 million of the profit for 2017 be allocated to the General Credit Risk Fund.

As required by Section 8 of the Statutes, the Bank has established a separate special credit risk fund to be used exclusively for any future project investment loan losses (the “Special Credit Risk Fund PIL”). At December 31, 2017, the Special Credit Risk Fund PIL amounted to EUR 446. For further information regarding the project investment loans facility and the Member countries’ guarantees, see “Lending Operations of NIB – Loans under Special Lending Programs.”

As part of the terms and conditions of membership, Estonia, Latvia and Lithuania have paid into NIB’s reserves the aggregate amount of EUR 43 million in the same proportion as their respective shares of the subscribed capital.

NIB’s Board of Directors has proposed to the Board of Governors to make EUR 55.0 million available for distribution as dividends to Member countries in 2018 arising from the net profit for 2017.

FUNDED DEBT

The following table sets forth a summary of the Bank’s outstanding funded debt at December 31, 2017. The Bank’s borrowing transactions are in most cases recognized in the Balance Sheet at fair value in accordance with the IFRS 9 principle on hedge accounting.(1)

Millions
Currency of Borrowing	of EUR
USD	10,186
AUD	2,362
NZD	1,677
EUR	2,894
GBP	1,688
JPY	170
Nordic currencies	3,079
Other currencies	1,573

Total	23,628
Hedge accounting adjustments and changes on fair value of non-hedging derivatives	371

Total, borrowings outstanding	24,000

(1)	See also Notes 15, 16 and 19 to the Financial Statements included as Exhibits III and IV to this Report on Form 18-K.

Schedules containing information with respect to all outstanding borrowings of NIB at December 31, 2017, are included as Exhibit I to this Report on Form 18-K. NIB may from time to time hereafter issue additional debt securities denominated in various currencies or currency units.

There have been no defaults by NIB in the payment of any principal or interest in respect of any of its debt.

TREASURY OPERATIONS

Borrowing

The Bank’s primary source of funding is through the issuance of bonds globally in the main financial markets. The objective is to raise funds at a favorable cost to enable lending on competitive terms to the Bank’s customers. The Bank seeks to take advantage of favorable market conditions, adapting its borrowing operations to investor preferences in terms of currency, maturity, liquidity and structures. Within this strategy, the objective is to raise funds at the lowest possible cost while taking into consideration the risks involved in the structure and complexity of the individual transactions. Furthermore, potential mismatches between the terms of the funding and lending transactions are taken into consideration. To this extent, the proceeds from the issues are converted in the derivatives markets to best manage the Bank’s foreign exchange, interest rate and refinancing risks.

Most of NIB’s medium and long-term borrowing is conducted under its borrowing programs. At year-end 2017, the Bank had the following active programs:

•	the Euro Medium Term Note Program (the “EMTN Program”) with a ceiling of EUR 15 billion

•	the U.S. Medium Term Note Series D Program registered with the U.S. Securities and Exchange Commission (the “U.S. MTN Program”) with a ceiling of USD 20 billion, and

•	the Australian and New Zealand Dollar Domestic Medium Term Note Program with a current ceiling of AUD 8 billion.

During 2017, NIB borrowed EUR 5,943 million by means of 58 transactions in twelve different currencies. EUR 3,280 million of this total came from 50 transactions under the EMTN Program. Under the U.S. MTN Program, NIB issued three transactions, two of which were global benchmark issuances in the amount of USD 1.25 billion and USD 1.0 billion, respectively. The weighted average maturity for NIB’s borrowing operations in 2017 was 5.2 years, compared with 4.9 years in 2016.

NIB may issue notes as part of NIB’s Environmental Bond (“NEB”) program. NIB has established an internal framework that allows for the funds raised through issuances of NEB to be directed to its environmental lending in NIB’s member countries and other EU countries. Lending projects are eligible under the framework if they satisfy strict internal environmental sustainability criteria. Payment of principal and interest on such notes is made solely on the credit standing of NIB as a single institution and is not directly linked to the performance of environmental lending projects. Accordingly, such notes neither constitute “asset-backed” securities, nor are they otherwise credit-linked to any of NIB’s environmental lending projects. NIB Environmental Bonds can be issued under any of NIB’s debt issuance programs.

At year-end 2017, the Bank had a total of EUR 2,910 million outstanding in NIB Environmental Bonds. During 2017, NIB issued seven NIB Environmental Bonds totaling EUR 920 million under its environmental framework.

For the years 2017 and 2018, the Board of Directors of the Bank has authorized the Bank to raise medium and long-term borrowings in an aggregate amount of up to EUR 6.5 billion and EUR 7.0 billion respectively.

In 2008, NIB replaced its Euro Commercial Paper Program (“ECP Program”) with a new Short term European Paper (“STEP program”) -compliant ECP Program having a ceiling of EUR 2 billion. In addition to borrowings under this program and through short-term transactions under the EMTN Program, NIB can obtain short-term funds in the interbank market through money market loans and through repo transactions. These transactions are undertaken in most of the currencies listed under “Funded Debt” above.

For the years 2017 and 2018, the Board of Directors has authorized the Bank to raise short-term funding, if the outstanding amount at any one time in each of these years does not exceed EUR 3 billion.

The amounts of medium-term notes outstanding under the programs as well as NIB Environmental Bonds referred to above are set forth in Note 15 to the Financial Statements included as Exhibit IV to this report on Form 18-K. NIB had no commercial paper outstanding under the ECP Program at year-end 2017.

Liquidity Management

NIB´s liquidity policy, which was revised in 2014, is based on stress testing and incorporates recommendations from Basel III (a set of comprehensive changes to the then-existing capital adequacy framework, published by the Basel Committee on Banking Supervision in December 2010), EU directives and the rating methodologies used by rating agencies. The policy includes a survival horizon that measures the period the Bank is able to meet all its payment obligations arising from ongoing business operations during a severe stress scenario. The target is to maintain a survival horizon of at least twelve months. At the end of 2017, NIB calculated its survival horizon as 417 days.

To mitigate its liquidity risk, the Bank maintains a liquidity buffer. The liquidity buffer is mainly invested in EUR, but also in USD and the Nordic currencies. At the end of 2017, the liquidity buffer, which also included cash and securities received from swap counterparties to mitigate counterparty risk, amounted to EUR 10,454 million. Of this, EUR 3,739.7 million is held as cash and short-term money market instruments (36%), and EUR 6,714.4 is held in securities with longer maturities (64%). To ensure that the buffer maintains its market value and liquidity under severe market conditions, it must fulfill the quality requirements stipulated in the liquidity policy. At the end of 2017, 83% of the liquidity buffer was invested in high quality liquidity assets (HQLA), 85% was eligible as collateral for securities repurchase transactions or repos at one or several central banks, and 95% of the assets belonged to the Bank’s top four internal rating categories. In addition, the Bank fulfills the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) requirements as specified in the Capital Requirements Regulation of the European Union. Under the objective of achieving additional earnings, part of the liquidity is invested in longer-term government securities, covered bonds and senior bonds issued by financial institutions with a credit rating of ‘A’ or above. For further information in this regard, see Note 2 to the Financial Statements included as Exhibit IV to this report on Form 18-K

Collateral Management

The Bank receives collateral from its counterparties in order to mitigate counterparty risk arising from derivative transactions. In 2016 the Bank started a process to move from unilateral to bilateral credit support agreements with its derivative counterparties. This change requires a higher liquidity buffer as the Bank needs to post collateral, mainly EUR cash holdings, with its swap counterparties. For further information in this regard, see Note 2 to the Financial Statements included as Exhibit IV to this report on Form 18-K. The amount of cash collateral held at year-end 2017 was EUR 547 million. For further information regarding total collateral received and given at year-end please refer to Note 18 to the Financial Statements included as Exhibit IV to this Report on Form 18-K.

Portfolio Management

The Bank’s portfolio management deals with the management of that portion of NIB’s liquidity that is invested in longer term securities. Two portfolios have been established: (1) a portfolio with security investments measured at amortized cost and (2) actively managed portfolios measured at fair value. The amortized cost portfolio comprises of fixed rate debt securities issued by highly rated issuers. The return on this portfolio is an important contributor to NIB’s total results.

The actively managed portfolios contribute to NIB’s results through active yield curve and duration management strategies using fixed income derivatives as well as security investments. The strategies are carried out by both internal and external managers. The Bank currently has agreements in place with two external managers who operate with unfunded mandates. As of the end of 2017, the external managers were authorized to take positions of up to an aggregate of USD 200 million, corresponding to EUR 166.8 million. The risk and size of the actively managed portfolios are restricted by overall market risk limits, see Note 2 to the Financial Statements included as Exhibit IV to this report on Form 18-K.

For information regarding accounting treatment and volumes of NIB’s financial placements as of December 31, 2017, please refer to Note 10 to the Financial Statements included as Exhibits III and IV to this Report on Form 18-K. The volume of outstanding derivatives as of December 31, 2017 are set forth in Note 14 and 16 to the Financial Statements included as Exhibits III and IV to this Report on Form 18-K.

RISK MANAGEMENT

NIB’s constituent documents require that loans be made in accordance with sound banking principles, that adequate security be obtained for the loans unless sufficient security is considered to exist under the circumstances and that the Bank protects itself against the risk of exchange rate losses. The Bank’s risk tolerance is defined with the objective of maintaining strong credit quality, stable earnings and a level of capital and liquidity required to maintain the Bank’s ‘AAA’/‘Aaa’ rating.

The main risks – credit risk, market risk, liquidity risk, operational risk and compliance risk – are managed carefully with risk management closely integrated into the Bank’s business processes. NIB is not subject to any national or international banking regulations. However, the Bank’s risk management framework is regularly reviewed and adapted to changing conditions with the aim of complying in substance with what the Bank identifies as the relevant market standards and best practices, including the recommendations of the Basel Committee on Banking Supervision.

For further information regarding risk management please refer to Note 2 to the Financial Statements included as Exhibit IV to this report on Form 18-K.

LENDING OPERATIONS OF NIB

Loans and Lending Programs

The Bank has currently two main categories of lending: ordinary lending and lending under special programs.

Ordinary Lending

NIB’s ceiling for ordinary lending amounts to 250% of its authorized capital stock and accumulated, unallocated reserves (the Statutory Reserve and the General Credit Risk Fund). After allocation of the profit in accordance with the Board of Directors’ proposal for fiscal year 2017, the Bank’s ordinary lending ceiling will amount to EUR 21,697 million. See “Capitalization and Reserves – Authorized Capital Stock.” At December 31, 2017, outstanding ordinary lending amounted to the equivalent of EUR 16,423 million, which represented 189.2 % of the Bank’s authorized capital stock and accumulated reserves.

Lending under special lending programs

In addition to its ordinary lending, the Bank has currently two special lending programs, which are authorized by its Statutes.

NIB may make project investment loans and give related guarantees under the project investment loans (“PIL”) facility. The authorization for the PIL facility is EUR 4 billion. PIL loans outstanding as of December 31, 2017 totaled EUR 846 million. As of December 31, 2017, no guarantees were issued under this facility.

Under the Environmental Investment Loan Facility (“MIL”), the Bank may make investment loans and guarantees up to a maximum amount of EUR 300 million to finance projects to improve the environment and reduce pollution in the regions neighboring the Member countries. MIL loans outstanding at December 31, 2017 totaled EUR 21 million. As of December 31, 2017, no guarantee has been issued under this facility.

For a further description of the special lending programs, see “Loans under Special Lending Programs.”

Ordinary Loans

The Bank’s ordinary loans have traditionally been grouped into two categories: investment loans and regional loans. In addition, the Bank invests in green bonds The significance of regional loans has been diminishing over the past years and the importance of investments in green bonds has been increasing. At December 31, 2017, investment loan, regional loan commitments and investment in green bonds totaled EUR 18,736 million, of which EUR 16,410 million was outstanding. At December 31, 2017 there were no guarantees issued under ordinary lending.

Investment Loans

As a rule investment loans are granted for projects situated in the Member countries or for projects situated outside the Member countries if either the security or the party providing security for the project or the borrower is located in one of the Member countries. In addition the lending to Poland and certain other EU member countries is currently also made as investment loans. At December 31, 2017, NIB had investment loan commitments totaling EUR 18,735 million, of which EUR 16,410 million was outstanding. The majority of the outstanding amount, EUR 15,713 million was granted for projects situated in the Member countries.

Regional Loans

As mentioned above, the significance of regional loans has been decreasing and the Bank no longer makes new loans in this category. At December 31, 2017, NIB had commitments amounting to EUR 0.6 million, all of which was outstanding.

Green bond investments

In 2016, NIB allocated EUR 500 million to be invested in green bonds issued by companies or municipalities in the Member countries. The purpose of this initiative is to support the development of the green bond market, to finance environmental investments in conformity with NIB’s mandate criteria and to promote good standards in this field. At the end of 2017, the Bank held EUR 283 million in green bonds.

The table below sets forth the total principal amount and percentage distribution of investment loans, regional loans and green bond investments outstanding as well as issued guarantees at December 31, 2017, allocated by country according to the domicile of the borrower’s group headquarters.

Country	EUR millions	%
Czech Republic	2	0.0%
Denmark	1,364	8.4%
Estonia	189	1.2%
Finland	3,404	20.9%
France	126	0.8%
Germany	28	0.2%
Iceland	581	3.6%
Latvia	200	1.2%
Lithuania	537	3.3%
Norway	3,869	23.8%
Poland	482	3.0%
Slovak Republic	1	0.0%
Sweden	5,467	33.6%

Total Loans	16,249	100.0%

Guarantees	—

Hedge accounting adjustments	161

Total Loans and Guarantees	16,410

Following a review of the Bank’s lending strategy completed in 2015, the Bank decided to establish the following facilities within ordinary lending: an Arctic Financing Facility with a framework of up to EUR 500 million in loans for projects in the Arctic region, a EUR 250 million facility for financing to small-and medium sized enterprises (SME) including small mid-cap corporates (SMC), and a facility of EUR 500 million for lending to mid-cap corporates (MCC) in the market segment between SME/SMC and the larger corporates that have traditionally been NIB’s customers.

At the end of 2017, EUR 238 million had been allocated under the Arctic Financing Facility, and EUR 63 million had been allocated under the facility for lending to MCC corporates, while no allocations had been made under the facility for SME and SMC enterprises.

Loans under Special Lending Programs

While the majority of the Bank’s loans are made for projects located in the Member countries and under ordinary lending, the Bank’s lending in non-Member countries are made under the special lending programs PIL and MIL in addition to the investment loans outside the Member countries mentioned under ordinary lending above. At December 31, 2017, commitments for loans under PIL amounted to EUR 961 million, of which EUR 846 million was outstanding. At December 31, 2017, commitments for loans under MIL amounted to EUR 44 million, of which EUR 21million was outstanding. At December 31, 2017, there were no guarantees issued under any special lending program.

Project Investment Loans (PIL)

PIL loans and guarantees are intended to finance projects in Asia, Latin America, Central and Eastern Europe, Africa and the Middle East, where such projects are in the interest of Member and recipient countries. The strategy is to maintain the level of lending to non-Member countries at an average of historical levels of one-fifth of total lending in the long term. These loans are intended to help meet the demand for long-term financing of projects and are made in accordance with regular banking practices. Such loans can be made to governments or against government guarantees but also for infrastructure projects and other public or private sector projects without a guarantee from the government. Projects may be co-financed with other multilateral and bilateral institutions as well as with commercial banks. The structure of the PIL facility is primarily governed by the Bank’s Statutes and related bilateral PIL guarantee agreements between the Bank and each of the Member countries. The authorization for the PIL facility is set forth in the Statutes, which currently limits the PIL facility to EUR 4 billion. The PIL facility carries a partial guarantee from the Member countries. Each PIL loan is guaranteed on an individual basis by the Member countries for a maximum of 90% of its principal amount plus interest up to an aggregate amount of EUR 1.8 billion, or 45.0% of the total program. The Board of Directors has the authority to designate which loans and guarantees should be included in this program at any given time. The Board of Directors also determines whether to call on the Member country guarantees. Since the inception of the program in 1982, no such calls have been made. The guarantee agreements have been amended over the years as the authorization for the program has been increased several times. The last increase in the PIL facility from EUR 3.3 billion to EUR 4 billion, with no change in the EUR 1.8 billion guarantee limit, became effective on July 1, 2004. In connection with this increase, and with the same effective date, NIB decided to adjust the guidelines for calling the Member countries’ guarantees and the Bank entered into new bilateral guarantee agreements with each of the Member countries. Under the adjusted guidelines, the related Special Credit Risk Fund for PIL is intended as a first loss reserve and NIB will assume 100% of any losses incurred under an individual PIL loan, up to the amount available at any given time in the Special Credit Risk Fund PIL. Only thereafter would NIB call on the Member countries’ guarantees. According to NIB’s Statutes, the Member countries will cover the Bank’s losses arising from failure of payment in connection with PIL loans and guarantees up to the following amounts:

Country	EUR thousands	%
Denmark	379,208	21.1%
Estonia	16,486	0.9%
Finland	318,902	17.7%
Iceland	17,020	0.9%
Latvia	24,053	1.3%
Lithuania	35,108	2.0%
Norway	387,087	21.5%
Sweden	622,135	34.6%

Total	1,800,000	100.0%

At December 31, 2017, NIB had commitments for 214 project investment loans totaling EUR 961 million, of which 211 loans in the amount of EUR 846 million was outstanding.

The table below sets forth the allocation of project investment loans by outstanding principal amount as well as total commitments for each country at December 31, 2017.

In millions of euro	LOANS OUTSTANDING	TOTAL COMMITMENTS
Sovereign PIL
Botswana	21	21
Brazil	34	34
China	197	217
Hungary	2	2
Indonesia	—	—
Jordan	2	2
Mauritius	4	4
Mexico	—	—
Poland	13	13
Romania	4	4
Russia	15	15
Slovak Republic	1	1
Thailand	—	—
Tunisia	38	38
Turkey	23	23
Venezuela	0	0
Vietnam	56	56

Total sovereign PIL	412	432

Non-sovereign PIL
Brazil	140	140
Bulgaria	8	8
Chile	6	6
Colombia	—	—
India	169	169
Laos	12	12
Mexico	4	4
Multinational	93	188
Philippines	28	28
Russia	44	44
South Africa	4	4

Total non-sovereign PIL	511	606

Total PIL	922	1,037

Loan impairments	-93	-93
Hedge accounting adjustments	17	17

Total	846	961

Environmental Investment Loans (MIL)

Since January 1, 2005, the EUR 300 million MIL facility has been allocated for loans and guarantees for the financing of private and public projects in the neighboring area of the Member countries to improve the environment and reduce cross border pollution in the region. The structure of the MIL facility is primarily governed by the Bank’s Statutes and the related bilateral MIL guarantee agreements between the Bank and each of the Member countries. According to NIB’s Statutes, the Member countries guarantees 100% of the Bank’s losses arising from failure of payment. It is within the powers of the Board of Directors to designate which loans and guarantees should be included under this facility at any given time. At

December 31, 2017, NIB had commitments amounting to EUR 44 million under this facility, of which EUR 21 million was outstanding. As of 31 December 2017, no guarantee has been issued under this facility. At two occasions, in 2014 and 2016 the Board of Directors decided to call on the MIL guarantees due to non-payment of one MIL loan. Following the payments in relation to the calls, the guarantee liability stands at EUR 266 million.

The table below sets forth the allocation of MIL loans by outstanding principal amount as well as total commitments at December 31, 2017.

In millions of euro	LOANS OUTSTANDING	TOTAL COMMITMENTS
Belarus	3	25
Russia	18	20
Ukraine	–	–

Total	21	44

Loans Outstanding

At December 31, 2017, 642 loans amounting to EUR 17,232 million were outstanding. The following table sets forth a breakdown per business sector of NIB’s outstanding loans and issued guarantees at December 31, 2017.

In millions of euro	AMOUNT	%
Energy and environment	5,094	29.6%
Infrastructure, transportation and telecom	4,722	27.5%
Industries and services	4,665	27.1%
Financial institutions and SMEs	2,428	14.1%
Lending green bonds	283	1.6%

Total before impairments and hedge accounting	17,193	100.0%
Individually assessed impairments	-93
Collectively assessed impairments	-46
Hedge accounting adjustments	178

Total	17,232

At December 31, 2017, loans outstanding before impairment and hedge accounting adjustments with floating interest rates amounted to EUR 13,596 million, while those with fixed interest rates amounted to EUR 3,596 million. As a general rule fixed interest amounts are converted to floating rates using derivative instruments.

The following table sets forth the scheduled amortizations of outstanding loans at December 31, 2017.

Amortization in:	EUR millions
2018	1,615
2019	1,871
2020	1,573
2021	1,968
2022	2,094
2023 and thereafter	8,072

Total before impairments and hedge accounting*	17,193
Individually assessed impairments	-93
Collectively assessed impairments	-46
Hedge accounting adjustments	178

Total	17,232

The remaining average time to maturity/re-pricing of loans outstanding at December 31, 2017, calculated to the next date on which the Bank has the right to adjust the terms of the interest rate or currency of denomination, was 4 years and 5 months, with actual maturities from the date of first disbursement ranging from 2 to 30 years.

Outstanding loans at December 31, 2017, were denominated in the following currencies:

Currency of loan	EUR millions
EUR	7,642
USD	2,362
Nordic currencies	6,913
Other currencies	276

Total before impairments and hedge accounting*	17,193
Individually assessed impairments	-93
Collectively assessed impairments	-46
Hedge accounting adjustments	178

Total	17,232

Repayment protection

At December 31, 2017, the principal repayment protection for NIB’s outstanding loans was as follows:

In millions of euro	AMOUNT	SHARE IN %
Loans to or guaranteed by governments
Loans to or guaranteed by member countries	285
Loans to or guaranteed by other countries	779

Loans to or guaranteed by governments, total	1,063	6.3%

Loans to or guaranteed by local authorities in member countries	3,165	18.5%

Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries	3,474	20.3%

Loans to or guaranteed by banks	1,819	10.6%
Loans backed by a lien or other security in property	1,196	7.0%
Loans with a guarantee from the parent company and other guarantees	849	5.0%
Loans with a negative pledge clause and other covenants	5,165	30.2%
Loans without formal security or other credit enhancement	85	0.5%
Lending Green Bonds	283	1.7%

Total after individually assessed impairments	17,099	100.0%

Collectively assessed impairments	-46
Hedge accounting adjustments	178

Total	17,232

Credit Policy

Mission and mandate

NIB finances projects that improve productivity and benefit the environment of the Nordic and Baltic countries by providing long-term complementary financing, based on sound banking principles, to projects that promote productivity gains and environmental benefits. NIB fulfills this mandate by providing financing in the form of loans and guarantees for activities in which NIB can add value and complement other financing sources. Moreover, NIB assesses the environmental aspect of all its financing. Projects contributing to the fulfillment of the Bank’s mandate are typically found in the following sectors: environment, energy, transport, logistics and communications and innovation. Nonetheless, projects with high mandate ratings, as assessed by the Bank, are also approved in other sectors. NIB remains flexible in terms of supporting different areas of the economy but places particular emphasis on projects involving: investments in infrastructure; investments improving the environment; large investments by the corporate sector; and small and medium-sized enterprises, targeted in cooperation with financial intermediaries. In 2015 and as refined in 2018, NIB’s Board of Directors concluded a strategy process in which the mandate and mission of the Bank described above were confirmed. In addition, NIB’s Board of Directors decided to place greater emphasis on the following areas: small and medium sized enterprise (SME) and mid-sized corporate financing, non-Member country lending (increasing it in the longer term to the previous level of approximately one-fifth of the Bank’s lending), Arctic financing and increased focus on lending to the Baltic countries (see also “Ordinary Loans”). In 2016, NIB started investing in green bonds as part of its lending activities.

Regarding NIB’s lending outside the Member countries, an agreement is generally required regarding the recipient country’s recognition of NIB as a legal person under public international law and as having legal capacity under the national law of the country in question as well as recognition of NIB’s status as an international financial institution with privileges and immunities typical for these types of organizations. The Bank follows a policy similar to that of other international financial institutions concerning the debt service obligations of its borrowers. Therefore, the Bank has not participated in any debt rescheduling of sovereign debt.

Loans may be granted for both public and private projects. A loan will not be made, nor a guarantee provided, if opposed by the government of the country in which the related project is located. The Bank has a number of processes in place for assessing the eligibility of the projects. The Bank applies a mandate-rating tool as well as a sustainability policy to ensure that its financing fulfills the objectives and mission of the Bank. In addition, the Bank has an integrity due diligence procedure in relation to its granting of loans.

Risk assessment

The policies of the Bank require it’s operations to be conducted in accordance with sound banking principles and that loans and guarantees are granted on market-based banking terms. Within the framework of NIB’s financial guidelines and risk management, the Bank’s lending operations are classified with respect to counterparty risk and the value of the security provided. A risk class is then determined for each loan. See “Risk Management.”

In addition to the overall maximum lending exposures described in Section 7 of the Statutes, specific limits apply to the portfolio (non-Member country and sector limits) and to the counterparty level. The Board of Directors of NIB has decided that the maximum amount of loans granted by the Bank for a single project generally should not exceed 50% of the total cost of the project (for SME and mid-sized corporate financing this limit is set at 75%) and that the maximum amount granted to borrowers belonging to a single group of companies should not, as a rule, exceed 20% of the Bank’s total equity. This 20% limit is not applicable for loans to sovereign counterparties. The 20% limit is reduced in the case of less creditworthy borrowers.

The table below sets forth NIB’s 10 largest non-sovereign lending exposures (defined as total disbursements and loan commitments (a “loan commitment” comes into being upon execution of a loan agreement)), including issued guarantees, at December 31, 2017, calculated as a percentage of a) total lending exposure and b) total equity of the Bank.

Rank	% of total lending exposure	% of total equity
1	2.3	13.2
2	2.0	11.5
3	1.8	10.1
4	1.6	9.2
5	1.4	8.2
6	1.3	7.7
7	1.3	7.4
8	1.3	7.2
9	1.3	7.2
10	1.2	7.0

The Board of Directors has decided to limit the exposure (defined as total disbursements and loan commitments) of PIL (defined below) and other non-Member country loans by setting a country limit related to credit standing of the host country. For information about NIB’s exposure under the PIL facility, see “Loans under Special Lending Programs – Project Investment Loans.”

Under the Statutes, NIB is required to protect itself against exchange rate losses and to obtain adequate security for its loans and loan guarantees when required. There are no specific requirements regarding the types of security that the Bank may accept. The Bank may grant unsecured loans to counterparties that are sufficiently creditworthy. In such lending, the Bank requires various undertakings by the counterparty (e.g. negative pledge and other financial or non-financial covenants). The Bank generally requires higher degrees of credit enhancement for project and structured finance transactions. At December 31, 2017, 20.2% of NIB’s outstanding loans were granted directly to, or guaranteed by, Member countries or local authorities therein, and an additional 24.9% were granted to or guaranteed by other countries (including emerging market countries), or companies that are owned (50% or more) by Member countries or local authorities therein. Other than 2.2% of the outstanding loans (and green bond investments, as discussed below), the remainder of the outstanding loans had some form of protection through collateral, corporate or other guarantees or covenants.

As noted above, NIB is required under the Statutes to protect itself against foreign exchange rate risks. NIB’s general policy is to grant loans in the same currencies in which it borrows or to convert funds obtained by it into other currencies with appropriate forward exchange risk coverage. NIB has processes in place to control and measure the matching of the maturities of its loans to those of its borrowings. In this respect, the Board of Directors has approved limits for the maximum impact on the Bank’s net interest income due to future refinancing or reinvestment risks. For further information in this regard, see “Risk Management.”

The majority of the Bank’s loans are made with final maturities of between five and fifteen years. Disbursements, amortizations and final maturities of the Bank’s loans are dependent upon each project’s schedule of development, cash flow generation, ultimate economic life and the availability to NIB of appropriate funding.

Pricing policy

The Bank’s Statutes require it to grant loans on sound banking terms. Therefore there is no subsidy element in the terms offered by the Bank. Loans and guarantees are priced to cover the Bank’s cost of funds, its administrative costs and the cost of the risks associated with a loan. In addition, a reasonable return on the capital employed is expected to be achieved. The Bank applies a risk-based pricing tool for the pricing of its loans.

NIB’s loans are made at both fixed and floating rates of interest. In both cases, the rate is determined by reference to the incremental cost of funds in the relevant currency and by the underlying security and maturity of the loan. In order to compensate NIB for maintaining sufficient liquidity and accommodate its borrowers’ loan disbursement requirements, NIB has established a schedule of commitment fees to be charged on the undisbursed portions of its loan commitments. The total price of NIB’s loans may also include other fees.

Credit risk monitoring and provision policy

The Bank has a robust process for monitoring of its lending exposure. The monitoring process covers the counterparties’ repayment ability, the value of the credit enhancement, the factors that affect the risk classification and the counterparty’s compliance with all terms and conditions of the transaction including project implementation. Project and structured finance transactions are subject to more detailed monitoring. Furthermore, all loans deemed to represent high credit risk and all watch-listed loans are subject to more detailed and specific monitoring and reporting requirements.

A loan is classified as impaired when it is considered likely that the counterparty is unable to meet its contractual obligations and the estimated value of any collateral provided is deemed insufficient, and thus the Bank is at risk of sustaining a credit loss. An allowance for the impairment is calculated and recognized in the Bank’s financial statements in accordance with the IFRS requirements. In respect of PIL loans, impairment losses are recognized for the outstanding principal, interest and fees on loans that fall within the Bank’s own risk for PIL loans.

Loans that are not individually impaired are transferred to a group of loans with similar risk characteristics for a collective impairment test. The Bank assesses the need to make collective impairment on exposures, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when originally granted. This collective impairment is based on any deterioration in the internal rating of the groups of loans or investments from the time they were granted or acquired. These internal ratings take into consideration factors such as any deterioration in counterparty risk, value of collateral or security received and sector outlook, as well as identified structural weaknesses or deterioration in cash flows. From 1 January 2018, onwards NIB has adopted a new impairment model called the Expected Credit Loss Model in accordance with the new accounting standard IFRS 9 ‘Financial Instruments’. For further information regarding individual and collective impairments, the distribution of allowances for impairment as of December 31, 2017, and the impact of the new impairment model please refer to Note 1 and Note 11 to the Financial Statements included as Exhibit III and IV to this Report on Form 18-K.

OTHER ACTIVITIES

NIB’s Member countries, the Northern Dimension Environmental Partnership and the Northern Dimension Partnership on Transport and Logistics, utilize NIB as one of the channels through which technical assistance and capital grants are allocated to projects in the regions adjacent to the Member countries in the form of trust funds managed by NIB.

NIB participates in the Northern Dimension Environmental Partnership (“NDEP”), which provides grant funding pooled from the European Union and donor governments including Russia, to co-finance priority environmental projects in the Northern Dimension area, which covers the north-west of Europe from the Arctic and Sub-Arctic areas including the Barents and White Seas to the southern shores of the Baltic Sea. NDEP focuses on nuclear and non-nuclear environmental issues. The nuclear focus area is fully grant-funded and deals with the hazardous waste generated by the Soviet Northern Fleet. On the non-nuclear side, the purpose of NDEP is to mobilize grant funding from donors to leverage long-term loans from the IFIs for projects that otherwise may not be financially viable. Environmental projects mainly concern improvements in water and wastewater treatment, management of municipal and agricultural solid waste, and energy efficiency – all of which constitute major sources of cross-border pollution. NDEP’s activities are led by a Steering Group, which selects projects and appoints a lead Implementing Agency from the following (European Bank for Reconstruction and Development (“EBRD”), European Investment Bank (“EIB”), NIB, World Bank (“WB”), NEFCO or Kreditanstalt für Wiederaufbau (“KfW”)) for each project. The partnership has a support fund which collects pledges from donor countries in order to ensure sufficient financing of the projects. At the end of 2017, the fund had EUR 352.9 million at its disposal consisting of contributions from the EU, the Russian Federation and 11 donor governments. EUR 171.2 of the contributions were earmarked for nuclear-related projects. In 2009, Belarus joined the NDEP support fund with a EUR 1.0 million pledge to mobilize investment for wastewater treatment rehabilitation in northern Belarus, which will have a positive impact on the ecology of the Baltic Sea. The NDEP environmental projects include 26 projects in northwest Russia and Belarus in various stages of implementation, with an estimated investment need of EUR 3.3 billion. NIB is the lead bank for six NDEP projects with NIB loan financing of EUR 100.3 million. Due to the sanctions currently imposed on the Russian Federation, NIB is not engaging in new lending activities in Russia but supports the finalization of previous projects.

The Northern Dimension Partnership on Transport and Logistics (NDPTL) was established in 2009 to facilitate cooperation on and implementation of regional transport infrastructure and logistics projects. The NDPTL secretariat is hosted by NIB. A NDPTL support fund was established in late 2012 to issue grants for project preparation, development and implementation and has been operational since 2013. The fund has received contributions from three donor governments and the EU.

On May 30, 2006, NIB signed the European Principles for the Environment, an initiative launched in response to the drive for increased harmonization of environmental principles, practices and standards associated with the financing of projects. These principles aim at establishing a common approach to environmental management associated with the financing of projects. The document is a reference for projects located within the EU, the European Economic Area and the EU candidate countries. Besides NIB, the initiative was adopted by NEFCO, EIB, EBRD and the Council of Europe Development Bank.

The Baltic Sea Action Plan (“BSAP”) was adopted by the Baltic Marine Environment Protection Commission (“Helcom”) member countries in 2007. The aim of the BSAP is to restore the good ecological status of the Baltic marine environment by 2021. To speed up the implementation of the plan, a BSAP Fund was set up in 2009, with grant contributions from Sweden and Finland to be used for technical assistance. NIB and NEFCO are joint managers of the BSAP Fund.

For a number of years, the Bank has provided funding through mezzanine funds as a fund-of-funds lender under a test facility. In 2008, the mezzanine financing policy was integrated as a permanent part of the Bank’s activities within a revolving framework of EUR 150 million . As the same time, the prerequisites for these interventions were updated, including more detailed specification of the requirements placed on fund managers.

GOVERNANCE

Pursuant to the 2004 Agreement concluded among Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden on February 11, 2004 which entered into force on January 1, 2005, and the Statutes annexed thereto, NIB shall have a Board of Governors, a Board of Directors, a Control Committee, a President, and such other personnel as is necessary to carry out its operations.

The Board of Governors is composed of eight Governors. Each Member country is represented by the Minister it designates as its Governor. The Board of Governors is responsible for matters specified in the 2004 Agreement and the Statutes. In general, the Board of Governors replaced the Nordic Council of Ministers and its functions under the previous legal framework of the Bank.

According to NIB’s Statutes, the Board of Governors is vested with the following powers:

•	amend the Statutes (subject to certain limitations),

•	decide to increase or decrease the authorized capital stock of the Bank,

•	decide on questions of interpretation and application of the provisions of the 2004 Agreement and the Statutes,

•	approve the annual report of the Board of Directors and audited financial statements of the Bank,

•	appoint two members of the Control Committee,

•	decide on procedures related to withdrawal of membership of the Bank and

•	decide on liquidation of the Bank.

In addition to these duties, the Board of Governors is expected to decide upon certain matters related to good governance such as the approval of the compensation of the Directors as well as the Code of Conduct for the Board of Directors and the President.

The following individuals are currently the Governors of NIB:

Governors

Denmark	Brian Mikkelsen	Minister for Industry, Business and Financial Affairs
Estonia	Toomas Tõniste	Minister of Finance
Finland	Petteri Orpo	Minister of Finance
Iceland	Bjarni Benediktsson	Minister of Finance and Economic Affairs
Latvia	Dana Reizniece-Ozola	Minister of Finance
Lithuania	Vilius Šapoka	Minister of Finance
Norway	Siv Jensen	Minister of Finance
Sweden	Magdalena Andersson	Minister of Finance

With the exception of matters that fall within the authority of the Board of Governors, all of the powers of NIB are vested in the Board of Directors. The Board of Directors is composed of eight Directors, one appointed by each Member country, who serve for renewable terms of up to four years and each of whom has one vote. Each Member country also appoints one alternate Director according to the same principles. The chairmanship and the deputy chairmanship rotate among the Member countries every two years.

The following individuals are currently the Directors and Alternate Directors of NIB:

Directors

Denmark	Julie Sonne	Head of Division, Ministry of Industry, Business and Financial Affairs
Estonia	Madis Üürike	Advisor, Ministry of Finance
Finland	Pekka Morén	Director, Ministry of Finance
Iceland	Esther Finnbogadóttir	Head of Division, Ministry of Finance and Economic Affairs
Latvia	Kaspars Āboliņš Chairman of the Board of Directors	Treasurer, Treasury of the Republic of Latvia
Lithuania	Jurgita Uzielienė	Deputy Director, EU and International Affairs Department, Ministry of Finance
Norway	Silje Gamstøbakk	Deputy Director General, Ministry of Finance
Sweden	Sven Hegelund Deputy Chairman of the Board of Directors	Former State Secretary

Alternate Directors

Denmark	Christine Nielsen	Special Advisor, Ministry of Industry, Business and Financial Affairs
Estonia	Merle Wilkinson	Advisor of the State Treasury Department, Ministry of Finance
Finland	Petri Peltonen	Under Secretary of State, Ministry of Economic Affairs and Employment
Iceland	Steinunn Sigvaldadóttir	Head of Division, Ministry of Finance and Economic Affairs
Latvia	Līga KĮaviņa	Deputy State Secretary on Financial Policy Issues, Ministry of Finance
Lithuania	Dovilė Jasaitienė	Head of International Affairs Division, Ministry of Finance
Norway	Sindre Weme	Director, Norges Bank
Sweden	Line Rosvall	Deputy Director, Deputy Head of the Division for International Financial Institutions, Ministry of Finance

The business address of each of the Directors mentioned above is Fabianinkatu 34, P.O. Box 249, FI-00171 Helsinki, Finland.

Pursuant to the Statutes, the Board of Directors may delegate its powers to the President who participates in its meetings. The Statutes provide, however, that the President may not be a member or an alternate of the Board of Directors. The President may be appointed by the Board of Directors for renewable terms of not more than five years each.

The current senior management of NIB and their positions are:

Name	Position
Henrik Normann	President and CEO
Thomas Wrangdahl	First Vice-President, Head of Lending
Heikki Cantell	General Counsel, Head of Legal Department
Lars Eibeholm	Vice-President, Head of Treasury
Hilde Kjelsberg	Vice-President, Head of Credit & Analysis
Gunnar Okk	Vice-President, Head of Business Services
Björn Ordell	Vice-President, Head of Risk & Finance, CFO

A Control Committee has the responsibility of ensuring that the operations of the Bank are conducted in accordance with its Statutes. The Control Committee is also responsible for conducting an audit of the Bank’s financial statements to be delivered to the Board of Governors. The Control Committee is composed of ten members, serving renewable terms of up to two years. The Nordic Council and the

Parliaments of Estonia, Latvia and Lithuania appoint one member from each Member country. The Board of Governors appoints two members, who serve as Chairman and Deputy Chairman. The chairmanship and the deputy chairmanship rotate among the Member countries.

In 2016, the Control Committee for the first time appointed an independent expert, Peter Engberg Jensen, to assist on matters within its responsibility. This was done to further strengthen the competence available within the Control Committee and to enhance its supervisory capabilities.

The current members of the Control Committee of the Bank are:

Members of the Control Committee

	Sigurður Þórðarson Chairman of the Control Committee	Certified Public Accountant, Former State Auditor (Iceland)
	Rasa Kavolytė Deputy Chairman of the Control Committee	Deputy Director of State Treasury Department (Lithuania)
Denmark	Sjúrður Skaale	Member of Parliament
Estonia	Remo Holsmer	Member of Parliament
Finland	Arto Pirttilahti	Member of Parliament
Iceland	Vilhjálmur Árnason	Member of Parliament
Latvia	Karina Ploka	Parliamentary Secretary, Ministry of Welfare
Lithuania	Sigita Ščajevienė	Head of the Office of the Committee on Audit, Seimas of the Republic of Lithuania
Norway	Michael Tetzschner	Member of Parliament
Sweden	Staffan Danielsson	Member of Parliament

During 2017 the Bank had an average number of employees in permanent positions amounted to 195.